Exhibit 99.1

China New Borun Announces Fourth Quarter and Full-Year 2015 Unaudited

Financial Results

Beijing, China, March 14, 2016 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the fourth quarter and full-year ended December 31, 2015.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We are thrilled with our strong fourth quarter of 2015 financial results, as revenue grew by nearly 15% year-over-year, gross margin expanded by 40 basis points, and net income rose by nearly 300% year-over-year, benefiting from our leadership position and positive government support.”

“Demand for edible alcohol remained strong, while corn cost continued to noticeably trend downward, which should support further gross margin expansion opportunities. We also expect that our capacity expansion for chlorinated polyethylene (“CPE”) in the second quarter of 2015 will drive additional revenue growth in 2016. We feel confident about our business and profitability outlook for 2016.”

Fourth Quarter 2015 Quick View

•	Total revenue increased 14.6% to RMB699.1 million ($107.7 million1) from RMB610.0 million in the fourth quarter of 2014.

•	Gross profit increased 18.7% to RMB67.6 million ($10.4 million) from RMB56.9 million in the fourth quarter of 2014.

•	Net income increased 306.6% to RMB53.2million ($8.2 million) from RMB13.1 million in the fourth quarter of 2014.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB2.07 ($0.32) for the quarter ended December 31, 2015. Each ADS represents one of the Company's ordinary shares.

Fourth Quarter 2015 Financial Performance

For the fourth quarter of 2015, revenue increased by 14.6% year-over-year to RMB699.1 million ($107.7 million) from RMB610.0 million in the same period of 2014. The increase in revenue was mainly attributable to higher sales volume in edible alcohol and its by-products.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the year ended December 31, 2015 were made at a rate of RMB6.4936 to USD1.00, the rate published by the People’s Bank of China on December 31, 2015. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol increased by 11.1% to RMB454.6 million ($70.0 million) in the fourth quarter of 2015, compared to RMB409.3 million in the fourth quarter of 2014. The sales volume of edible alcohol in the fourth quarter of 2015 increased by 14.4% year-over-year to 89,991 tons, while the average selling price of edible alcohol decreased by 2.9% year-over-year to RMB5,052 per ton.

•	Revenue from DDGS Feed increased by 13.9% to RMB148.9 million ($22.9 million) in the fourth quarter of 2015, compared to RMB130.7 million in the fourth quarter of 2014. The sales volume of DDGS Feed in the fourth quarter of 2015 increased by 30.6% year-over-year to 81,836 tons, while the average selling price decreased by 12.7% year-over-year to RMB1,819 per ton.

•	Revenue from liquid carbon dioxide decreased by 25.4% to RMB6.2 million ($1.0 million) in the fourth quarter of 2015, compared to RMB8.3 million in the fourth quarter of 2014. The sales volume of liquid carbon dioxide in the fourth quarter of 2015 increased by 12.0% year-over-year to 35,170 tons, while the average selling price decreased by 33.4% year-over-year to RMB177 per ton.

•	Revenue from crude corn oil increased by 11.1% to RMB48.3 million ($7.5 million) in the fourth quarter of 2015, compared to RMB43.5 million in the fourth quarter of 2014. The sales volume of crude corn oil in the fourth quarter of 2015 increased by 16.2% year-over-year to 7,623 tons, while the average selling price decreased by 4.5% year-over-year to RMB6,331 per ton.

•	Revenue from CPE increased by 144.6% to RMB40.5 million ($6.2 million) in the fourth quarter of 2015, compared to RMB16.5 million in the fourth quarter of 2014. The sales volume of CPE in the fourth quarter of 2015 increased by 149.5% year over year to 4,736 tons, while the average selling price decreased by 2.0% to RMB8,547 per ton. Revenue from foam insulation was RMB0.6 million ($0.1 million) in the fourth quarter of 2015, compared to RMB1.7 million in the fourth quarter of 2014.

During the fourth quarter of 2015, gross profit increased by 18.7% to RMB67.6 million ($10.4 million) from RMB56.9 million in the same period of 2014. Gross margin for the fourth quarter of 2015 increased to 9.7%, from 9.3% in the same period of 2014, which was primarily attributable to the decrease in average corn cost, partly offset by the decrease in average selling price of edible alcohol and its by-products.

Operating income increased by 8.3% to RMB48.0 million ($7.4 million) in the fourth quarter of 2015, from RMB44.3 million in the same period of 2014, primarily attributable to higher gross profit earned and partly offset by the impairment for foam insulation equipment.

Selling expenses increased by RMB0.2 million, or 16.0% to RMB1.2 million ($0.1 million) in the fourth quarter of 2015, from RMB1.0 million in the same period of 2014, which is in line with the sales volume.

General and administrative expenses decreased by RMB0.2 million, or 1.8% to RMB11.3 million ($1.7 million) in the fourth quarter of 2015, from RMB11.5 million in the same period of 2014.

In the fourth quarter of 2015, as the manufacturing of foam insulation products was halted in 2015, and the Company elected to make a one-time non-cash impairment of RMB7.0 million ($1.1 million) for all the equipment related to the production of foam insulation.

Income tax expenses in the fourth quarter of 2015 were RMB17.7 million ($2.7 million), representing an effective tax rate of 25.0%.

Net income increased by 306.6% to RMB53.2 million ($8.2 million) in the fourth quarter of 2015, compared to RMB13.1 million in the same quarter of 2014. The increase in net income was primarily attributable to a government subsidy netting of income tax of approximately RMB32.0 million the Company received during the fourth quarter of 2015, as the local government grants for corn processing. In the fourth quarter of 2015, basic and diluted earnings per share and per ADS were RMB2.07 ($0.32), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of December 31, 2015, cash and bank deposits of RMB495.6 million ($76.3 million) decreased by RMB397.2 million, compared with RMB892.8 million as of December 31, 2014. Cash flows used in operating activities for the fourth quarter of 2015 increased to RMB443.0 million ($68.2 million), which was primarily used in corn pre-purchase in the harvest season.

Full Year 2015 Financial Performance

For the year ended December 31, 2015, total revenue increased 9.0% year-over-year to RMB2.7 billion ($408.4 million), from RMB2.4 billion for the year ended December 31, 2014. Gross profit increased 7.4% year-over-year to RMB279.8 million ($43.1 million), from RMB260.4 million for the year ended December 31, 2014. Income from operations increased 2.4% year-over-year to RMB217.3 million ($33.5 million), from RMB212.1 million for the year ended December 31, 2014. Net income increased 62.7% year-over-year to RMB128.9 million ($19.8 million), from RMB79.2 million for the year ended December 31, 2014. Basic and diluted earnings per ordinary share and per ADS increased to RMB5.01 ($0.77), from RMB3.08 in the prior year. Weighted average number of basic and diluted shares outstanding was approximately 25.7 million in 2015.

Financial Outlook

Reflecting the sustained solid demand for edible alcohol and its by-products, the Company continues to operate at a high level capacity utilization. However, this February the Shouguang government conducted a safety check for all the chemical manufacturing facilities in Shouguang, which mandated the Company’s Shouguang facility to shut down for an additional two weeks (approximately 15% of quarterly production schedule) after the Chinese New Year.

As such, despite sustained solid industry fundamentals, the Company estimates that its revenue for the first quarter of 2016 will be in the range of RMB510 million ($78.5 million) to RMB540 million ($83.2 million), a decrease of approximately 5.4% to 10.7% over the same quarter of 2015.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Tuesday, March 15, 2016 (8:00 p.m. Beijing time on Tuesday, March 15, 2016) to discuss the results and highlights from the fourth quarter and full year of 2015 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	62178138

A replay of the webcast will be accessible through March 22, 2016 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	62178138

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone:	+86-10-8556-9033 (China)

+1-888-870-0798 (U.S.)

Email:	wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2015
	RMB	RMB	US$
Assets
Cash	830,430,168	495,630,607	76,326,014
Restricted cash	62,370,000	—	—
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	531,480,981	515,520,269	79,388,978
Held-to-maturity debt securities	—	98,720,762	15,202,778
Inventories	496,754,625	438,841,092	67,580,555
Advance to suppliers	52,577,513	344,998,183	53,128,955
Other receivables	73,593,217	68,223,787	10,506,312
Prepaid expenses	4,562,333	3,645,396	561,383
Deferred tax assets	—	1,755,197	270,296
Total current assets	2,051,768,837	1,967,335,293	302,965,271
Property, plant and equipment, net	1,096,055,659	988,392,988	152,210,328
Land use right, net	136,125,360	133,292,782	20,526,793
Intangible assets, net	5,822,528	1,996,285	307,423
Other non-current assets	5,562,810	—	—
Total assets	3,295,335,194	3,091,017,348	476,009,815

Liabilities and shareholders’ equity
Trade accounts payable	17,055,679	22,292,132	3,432,939
Accrued expenses and other payables	86,729,443	80,201,926	12,350,919
Income taxes payable	6,205,515	26,175,329	4,030,943
Short-term borrowings	901,000,000	753,200,000	115,991,129
Current portion of long-term borrowings	24,000,000	84,000,000	12,935,814
Bonds payable	500,000,000	320,000,000	49,279,290
Total current liabilities	1,534,990,637	1,285,869,387	198,021,034
Long-term borrowings	84,000,000	—	—
Total liabilities	1,618,990,637	1,285,869,387	198,021,034

Shareholders’ equity
Ordinary share – (December 31, 2014 and December 31, 2015: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	72,091,319
Retained earnings – appropriated	134,277,095	147,162,560	22,662,708
Retained earnings – unappropriated	1,074,210,923	1,190,180,107	183,285,097
Accumulated other comprehensive loss	(451,244)	(502,489)	(76,068)
Total shareholders’ equity	1,676,344,557	1,805,147,961	277,988,781
Total liabilities and shareholders’ equity	3,295,335,194	3,091,017,348	476,009,815

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	December 31, 2014	September 30, 2015	December 31, 2015
	RMB	RMB	RMB	US$

Revenues	610,013,951	661,425,029	699,055,308	107,652,967
Cost of goods sold	553,101,972	596,147,823	631,477,965	97,246,206
Gross profit	56,911,979	65,277,206	67,577,343	10,406,761
Operating expenses:
Selling	1,045,480	928,963	1,212,615	186,740
General and administrative	11,521,209	13,615,056	11,319,024	1,743,105
Impairment loss of fixed assets	—	—	7,020,788	1,081,186
Total operating expenses	12,566,689	14,544,019	19,552,427	3,011,031
Operating income	44,345,290	50,733,187	48,024,916	7,395,730

Other (income) expenses:
Government subsidy	—	—	(42,630,000)	(6,564,925)
Interest income	(1,074,378)	(3,120,573)	(3,292,495)	(507,037)
Interest expense	24,757,422	23,234,892	21,798,132	3,356,864
Others, net	3,231,807	1,561,751	1,268,630	195,366
Total other expense, net	26,914,851	21,676,070	(22,855,733)	(3,519,732)
Income before income taxes	17,430,439	29,057,117	70,880,649	10,915,462
Income tax expense	4,357,609	7,264,280	17,720,161	2,728,865
Net income	13,072,830	21,792,837	53,160,488	8,186,597

Earnings per share:
Basic and diluted	0.51	0.85	2.07	0.32
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the year ended,
	December 31, 2014	December 31, 2015
	RMB	RMB	US$

Revenues	2,433,820,369	2,652,043,999	408,408,895
Cost of goods sold	2,173,381,791	2,372,269,654	365,324,266
Gross profit	260,438,578	279,774,345	43,084,629
Operating expenses:
Selling	4,880,386	5,210,530	802,410
General and administrative	43,421,610	50,254,277	7,739,047
Impairment loss of fixed assets	—	7,020,788	1,081,186
Total operating expenses	48,301,996	62,485,595	9,622,643
Operating income	212,136,582	217,288,750	33,461,986

Other (income) expenses:
Government subsidy	—	(42,630,000)	(6,564,925)
Interest income	(2,707,003)	(12,694,278)	(1,954,891)
Interest expense	102,884,972	95,460,460	14,700,699
Others, net	6,344,415	5,346,370	823,329
Total other expense, net	106,522,384	45,482,552	7,004,212
Income before income taxes	105,614,198	171,806,198	26,457,774
Income tax expense	26,403,549	42,951,549	6,614,443
Net income	79,210,649	128,854,649	19,843,331

Earnings per share:
Basic and diluted	3.08	5.01	0.77
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000